UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

[redacted]

04007261

January 25, 2004

Margaret M. Foran
Vice President - Corporate Governance
and Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1-25-2004

Re: Pfizer Inc.
Incoming letter dated December 17, 2003

Dear Ms. Foran:

This is in response to your letter dated December 17, 2003 concerning the shareholder proposal submitted to Pfizer by Bill Egleston. We also have received a letter from the proponent dated January 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Bill Egleston
509 Brentwood Rd.
Marshalltown, IA 50158

78003

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Vice President - Corporate Governance
and Secretary

December 17, 2003

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Bill Egleston*
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Pfizer Inc. (the "Company") to omit from its proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (collectively, the "2004 Proxy Materials") a shareholder proposal and statements in support thereof (collectively, the "Proposal") received from Bill Egleston (the "Proponent"). The Proposal "requests[s] that procedures be established to provide needed and necessary information to study participants when their participation is terminated . . . on a timely basis . . . [and] that Pfizer work with the FDA and all other drug manufacturers and study administrators to insure that this is a universal policy." A copy of the Proposal is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of the Company's intention to omit the Proposal from the 2004 Proxy Materials. The Company presently intends to file its definitive 2004 Proxy Materials on or after March 6, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2004 Proxy Materials with the Securities and Exchange Commission (the "Commission").

BASES FOR EXCLUSION

The Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2004 Proxy Materials on the bases set forth below:

I. Rule 14a-8(i)(4), because the Proposal relates to the redress of a personal grievance against the Company;

II. Rule 14a-8(i)(7), because the Proposal concerns a matter relating to the Company's "ordinary business operations;"

III. Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal; and

IV. Rule 14a-8(i)(3), because the Proposal contains many false and misleading statements in violation of Rule 14a-9.

ANALYSIS

I. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(4) Because it Deals With a Personal Grievance Against the Company.

The Proposal should be excluded from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(4) because it relates to the redress of the Proponent's personal grievance against the Company, the Company's board of directors and its officers. As the Proponent explains in his Proposal, he "participated in a study regarding diabetics to see if Atorvastatin (Lipitor) would be beneficial in diabetics to prevent future complications by controlling (lowering) cholesterol." As he further explains, after his participation ended in February of 2003,

> I asked if I had been taking Lipitor or the placebo. The administrator could not tell me, as they claimed they did not know . . . During March, 2003, I noticed my usage of Humalog decreased 30% to 50%. I had an independent blood test drawn on July 10, 2003 and the total cholesterol value was 168. This was an increase from my typical value of 125. Was the decrease in insulin usage and the increase in cholesterol due to not taking Lipitor, or were the changes due to alterations in my lifestyle? I contacted the administrator and explained the changes. I wanted to know if I was taking Lipitor or the placebo during the study. I was again told they could not tell me, as they claimed they did not know.

As the Proponent makes clear, he has a personal stake in this matter: *"I do not want to start taking Lipitor if I wasn't taking it during the study. How can I make an informed decision about my health care if I do not know all of the facts?"* (emphasis added). The Proponent further explains in his August 15, 2003 letter to Henry A. McKinnell, Jr., Ph.D., the Chairman and Chief Executive Officer of the Company (the "Proponent's Letter"), that he is motivated by a personal interest: "I do want to know if I was on Lipitor or a placebo." A copy of the Proponent's Letter is attached hereto as <u>Exhibit B</u>.

The Company sympathizes with the Proponent's frustration at being randomly blinded to the treatment he received. Unfortunately, federal regulations do not allow the Company to provide the information the Proponent seeks at this time because the study physician handling the Proponent's case determined that the Proponent did not qualify to learn what medication he received under the established protocol submitted to the Federal Drug Administration ("FDA"). *See* 21 CFR §§ 312.23(a)(6), 312.30, 312.50. As the Company explained in its November 26, 2003 response to the Proponent's Letter (the "Response Letter"),

> We understand that, as a participant in a long-term clinical trial such as ASPEN, it can sometimes be frustrating to be randomly blinded to the treatment received. It is only natural to be curious as to whether you were given the drug being tested or a placebo, and given the details of your personal medical history, it is understandable you have an interest in knowing the facts about your participation. Unfortunately, we cannot give you those facts at the present time, and I will do my best to explain why. All Pfizer-sponsored clinical trials are conducted in strict accordance with applicable Federal (Food and Drug Administration) and international (International Conference of Harmonization) regulations and guidelines, as well as established Pfizer Standard Operating Procedures and Policies . . . "Unblinding" (allowing a patient or the participating physician to have access to a particular treatment) is permitted only in cases of medical emergency, and we understand that the study physician handling your case has determined that your case does not qualify as a medical emergency.

A copy of the Response Letter is attached hereto as Exhibit C.

While the Proponent has an understandable personal grievance with the Company, a shareholder proposal is an inappropriate mechanism for remedying it. According to the Staff, the intended purpose of shareholder proposals is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them *as stockholders* in such corporation." Release No. 34-3638 (avail. Jan. 16, 1945) (emphasis added). Accordingly, the Commission has consistently explained that shareholders must use the proposal process to communicate on matters of interest to them *as shareholders*, and not as a means for remedying a personal grievance or advancing a personal interest.[1] The Commission explained that even proposals presented in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *Id.*

1 Exchange Act Release No. 34-19135 (avail. October 14, 1982) (the "1982 Release").

The Staff has consistently concurred in the view that companies may exclude proposals under Rule 14a-8(i)(4) when the proponents used the proposal process to redress personal grievances, even when the proposals are presented in broad terms of general interest. In *Unocal Corp.* (avail. Mar. 15, 1999), a shareholder had a personal grievance with Unocal regarding the costs of remediation for property containing underground storage tanks. His proposal included general requests that Unocal "reimburse current site owners for all costs such as lost rents, loss of value and out of pocket expenses caused by the existence of tanks . . ." and that Unocal "at its expense remove all tank and resulting contamination caused by the tanks left in the ground." While the proponent made these requests in broad terms of general interest, the motivation was his experience with storage tanks on his property. The Staff therefore concurred in the view that the proposal may be excluded under rule 14a-(8)(i)(4). *See also, e.g., Core Industries, Inc.* (avail. November 23, 1982) (permitting a company to omit a shareholder proposal regarding union membership when proponent had attempted to organize a union at one of the company's divisions); *Dow Jones & Co.* (avail. Jan. 24, 1994) (allowing exclusion of proposal regarding executive pay as a personal grievance where the proponents sought a favorable collective bargaining agreement).

As with *Unocal*, the Proponent utilizes the shareholder proposal process to express his personal grievance with the Company (in this case, by submitting a proposal to create procedures to allow him to learn whether he received the placebo or Lipitor during the study). This is not an issue of interest to the Proponent *as a shareholder*, but rather as a participant in a clinical trial. The Proposal is a misuse of the shareholder proposal process and does not serve the interests of the shareholders at large. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(4) as relating to the Company's ordinary business operations.

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because it Deals With Product Research, Development and Testing, Which Are Matters Relating to the Company's Ordinary Business Operations.

The Proposal may properly be omitted pursuant to Rule 14a-8(i)(7), which permits the omission of shareholder proposals dealing with matters relating to a Company's "ordinary business operations." The Staff has explained that shareholder proposals addressing management issues at corporate meetings are not practical because they "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business experience and their lack of intimate knowledge of the issuer's business."[2] According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management

---

2 Exchange Act Release No. 34-12999 (Avail. Nov. 22, 1976).

and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting."[3] The 1998 Release also states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals.

The Commission also noted in the 1998 Release that the general underlying policy of this exclusion "is consistent with the policy of most state corporate laws." The Proposal falls within state corporate law as relating to the Company's ordinary business. Under Section 141 of the Delaware General Corporation Law, which is applicable to the Company, "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors…."

The subject matter of the Proposal is a matter of ordinary business operations because it deals with the minute details of research procedures that are formulated in accordance with federal law and professional medical standards. Allowing this Proposal to be presented to the Company's shareholders would set a precedent of shareholders overseeing companies' research and development decisions, which is the province of management. As a result, the Staff has consistently concurred in the view that companies may exclude shareholder proposals relating to research and development decisions under Rule 14a-8(i)(7).

In *E. I du Pont de Nemours and Company* (avail. Mar. 8, 1991), the Staff concurred that the company could omit a proposal to present a report to shareholders regarding the Company's research expenditures related to finding alternatives to the use of Chlorofluorocarbons ("CFCs"). As the Staff explained, "the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the Company's ordinary business operations." As with the proposal to E.I. du Pont, the Proponent's Proposal seeks shareholder oversight of product research. Specifically, the Proposal addresses the procedures for providing information to participants in clinical studies, which is a matter of ordinary business operations best left to medical professionals. *See also, e.g., Merck & Co., Inc.* (avail. Jan. 23, 1997) (Staff allowed exclusion of research related proposal, explaining that "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., product research, development, and testing)"); *Union Pacific Corporation* (avail. December 16, 1996) (allowing exclusion of a proposal requesting a report on the status of research and development of a new safety system for railroads); *Newport Pharmaceuticals, Int'l., Inc.* (avail. August 10, 1984) (allowing exclusion of proposal regarding "allocation of funds for corporate research"); *Arizona Public Service Company* (avail. Feb. 27, 1984) (allowing exclusion of a proposal regarding "the amount and location of research and development activities").

---

3 Exchange Act Release No. 34-40018 (Avail. May 21, 1998) (the "1998 Release").

The cited Staff letters illustrate that research decisions, such as those determining the procedures for providing information to participants in clinical studies, involve matters relating to the conduct of a company's ordinary business operations. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented Procedures for Providing Necessary Information to Study Participants in Accordance With Medical Guidelines.

The Proposal may properly be omitted pursuant to Rule 14a-8(i)(10), which permits the omission of a shareholder proposal where a company has already "substantially implemented" the elements thereof. The 1998 Release notes that this rule merely reflects the interpretation earlier adopted in Release No. 34-20091 (avail. Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

Where a company can demonstrate that it has already taken actions to address the fundamental elements of a shareholder proposal, the Staff has concurred that the proposal may be excluded as moot. *See, e.g., The Gap, Inc.* (avail. Mar. 8, 1996) (proposal that company adopt guidelines precluding it from doing business with certain suppliers substantially implemented and rendered moot); *Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot).

The Company has already implemented the Proposal in accordance with Federal regulations and international medical association standards. *See* 21 CFR §§ 312.23(a)(6), 312.30, 312.50. The study physician handling the Proponent's case determined that the Proponent did not qualify to learn what medication he received under the established procedures. Based thereon, the Proponent erroneously concluded that the Company has not implemented any procedure for providing necessary medical information to study participants. However, as the Company explained in its Response Letter,

> All Pfizer-sponsored clinical trials are conducted in strict accordance with applicable Federal (Food and Drug Administration) and international (International Conference of Harmonization) regulations and guidelines, as well as established Pfizer Standard Operating Procedures and Policies . . . "Unblinding" (allowing a patient or the participating physician to have access to a particular treatment) is permitted only in cases of medical emergency, and we understand that the study physician handling your case has determined that your case does not qualify as a medical emergency.

The Proponent is simply mistaken in his belief that a procedure does not exist for providing necessary medical information to study participants. As part of the study protocols filed with the FDA, the Company established a procedure to provide necessary medical information to study participants. Unfortunately, the medical professional responsible for determining if the Proponent's medical condition entitles him to discover what medication he received during the study decided that the Proponent does not qualify. The Proponent's attempt to overcome the decision of a medical professional through a shareholder proposal establishing procedures that the Company has already substantially implemented will not produce the desired results. Moreover, in accordance with the relevant regulations and established Company procedures, the Company will "unblind" all patient participants once the study is completed and after all of the requirements for database release have been satisfied. As noted in the Response Letter: "[w]e are working hard to complete the task of compiling the information provided by patients like you. It is our goal that these efforts will render results late next year. At that time the study physician will be able to give you all the information you seek." Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because Claims that Study Participants are Unable to Discover Medically Necessary Information are Materially False and Misleading and Impugn the Integrity of the Company.

The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As explained in Section III above, the Company has already established procedures for providing study participants with medically necessary information. The Proposal, however, repeatedly claims that when the Proponent asked whether he received the placebo or Lipitor, he was told that the study administrator "could not tell me." Together with the proposal to establish procedures to provide "necessary information to study participants," the clear implication of the Proposal is that the Company has no procedure in place for providing study participants with necessary information. This is false, misleading and impugns the integrity of the Company.

Pursuant to Rule 14a-8(i)(3), a company may exclude a shareholder proposal that "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *See* Note (b) to Rule 14a-9; *See also, e.g. Philip Morris Cos. Inc.* (avail. Feb. 7, 1991); *Standard Brands* (avail. Mar. 12, 1975). The Proposal claims that "Pfizer uses thousands of human beings as guinea pigs" and that it withholds necessary medical information from study participants. As the Proponent claims: "How can I make an informed decision about my health care if I do not know all the facts." The implication is that the Company will not provide necessary medical information, which is misleading and impugns its integrity as a health-care provider.

The Staff has consistently concurred that companies may exclude proposals under Rule 14a-8(i)(3) when the sheer number of statements that must be omitted or substantially revised renders the Proposal false and misleading as a whole. As stated in Staff Legal Bulletin No. 14, published on July 13, 2001 ("SLB 14"), when substantial revisions and omissions are necessary, it is appropriate to exclude the entire proposal. The Staff has permitted companies to exclude proposals that did not contain sufficient citations or factual support. *See, e.g. Kmart Corporation* (avail. Mar. 28, 2000) (exclusion of proposal containing unsupported factual statements); *Standard Brands, Inc.* (avail. Mar. 12, 1975) (exclusion of proposal cited statistics without factual support).

In *American Home Products, Inc.* (avail. Mar. 10, 1977), a shareholder proposal contained statements that "the sale of infant formulas in developing countries may be linked to rising rates of malnutrition and infant mortality." The Staff agreed with the company's assertion that such statements could be excluded under Rule 14a-9, noting that "they purport to [make] factual representations or comments upon the possible effects from use of the Company's infant formula products, but no factual basis has been provided in support of them." In the same way, the Proponent claims that study participants cannot discover whether they received the placebo or Lipitor even when medically necessary without any factual support. Moreover, this claim is erroneous and therefore misleading.

The Proponent also states that when he wrote the Company regarding his request, that he "expected a lame excuse" why "Pfizer does not have access to such information." This is another derogatory and unsupported statement. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(3) because the assertions that comprise the Proposal are unsubstantiated, contain a number of false and misleading statements and impugn the reputation of the Company. Alternatively, if the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the Proxy rules, the Company respectfully requests that the Proponent revise the following statements:

1. Paragraph 3, Sentence 1: "The Participants are guinea pigs." This unsupported statement impugns the character of the Company.

2. Paragraph 3, Sentence 3: "The study eventually ends, and the participants are not provided with medicine or placebo." This statement is false and misleading because the Proponent fails to provide any factual support.

3. Paragraph 5, Sentence 5: "The administrator could not tell me, as they claimed they did not know." As discussed above, this unsupported statement is misleading because it erroneously implies that there is no procedure for revealing information to study participants when medically necessary.

4. Paragraph 6, Sentence 5-7: "I contacted the administrator and explained the changes.. [sic] I wanted to know if I was taking Lipitor or the placebo during the

study. I was again told they could not tell me, as they claimed they did not know." As discussed above, this unsupported statement is misleading because it erroneously implies that there is no procedure for revealing information to study participants when medically necessary.

5. Paragraph 8, Sentence 3: "I expected a lame excuse that Pfizer contracts the testing with independent firms so Pfizer does not have access to such information." As discussed above, this unsupported statement impugns the reputation of the Company.

6. Paragraph 9, Sentence 1: "Whereas, Pfizer uses thousands of human beings as guinea pigs, I request that procedures be established to provide needed and necessary information to study participants when their participation is terminated." This unsupported statement is misleading because it erroneously implies that the Company has not already implemented a program to provide medically necessary information to study participants and impugns the reputation of the Company.

7. Paragraph 9, Sentence 3: "I further request that Pfizer work with the FDA and all other drug manufacturers and study administrators to insure that this is a universal policy." This unsupported statement is misleading because it erroneously implies that the Company has not already worked with the FDA and other medical organizations to create procedures for providing medically necessary information to study participants.

CONCLUSION

Based on the foregoing, the Company hereby respectfully requests that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2004 Proxy Materials. In the alternative, the Company believes the Staff should require the Proposal to be revised as discussed in Section IV above. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (212) 733-4802 if we can be of further assistance in this matter.

Sincerely,

Margaret M. Foran By Behn Ising

Margaret M. Foran
Vice President, Corporate Governance
and Secretary

Attachments

cc: Kathleen M. Ulrich, Pfizer Inc.
Bill Egleston

30332195_2.DOC

EXHIBIT A

PROPONENT'S SHAREHOLDER PROPOSAL

November 10, 2003

Bill Egleston
509 Brentwood Rd
Marshalltown, IA 50158
Tel: 641-752-4579
Email: bill@billegleston.com

Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755

Attention: Margaret M Foran
Secretary

Dear Ms Foran

Enclosed is a proposal to be included in the 2004 Proxy Statement.

A portion of my brokerage statement is enclosed to verify that I am a Pfizer shareholder.

Please acknowledge receipt of this proposal by email.

Sincerely yours,

Bill Egleston

Bill Egleston, 509 Brentwood Rd, Marshalltown, Iowa, the registered owner of 2400 shares of Pfizer in street name, hereby submits the following:

Whereas, Pfizer is engaged in medical research and must conduct testing to determine the efficiency of new drugs or different uses for existing drugs. This form of testing employs the double blind method, where some participants are given the study drug, and others in a control group are given a placebo.

The participants are guinea pigs during the study, not knowing if they are taking the medicine or the placebo. This is correct, as such knowledge could alter the lifestyle of the participants to effect the results of the study. The study eventually ends, and the participants are not provided with medicine or placebo.

Whereas, I participated in a study regarding diabetics to see if Atorvastatin (lipitor) would be beneficial in diabetics to prevent future complications by controlling (lowering) cholesterol. The five year study was begun in 1997 and I started participation August 5, 1997. Basically, I was monitored every 6 months with blood work, EKG's, etc. The results of the blood work were provided to me the following week, but the lipid values were "blinded". My family Doctor or Endocrinologist did order other blood tests, so I was aware of my lipid values during the study.

In February of 2002, I was expecting to conclude my participation in the study, but the administrator said the study was extended 18 months, so I signed on through August, 2003. On February 25, 2003 I reported for my routine appointment. I was told my participation was, terminated. I asked if I had been taking Lipitor or the placebo. The administrator could not tell me, as they claimed they did not know. (however, I was given a prescription for Advicor as the doctor felt my HDL was low—actually it had increased during the study based upon my independent blood tests.

During March, 2003, I noticed my usage of Humalog decreased 30% to 50%. I had an independent blood test drawn on July 10, 2003 and the total cholesterol value was 168. This was an increase from my typical value of 125. Was the decrease in insulin usage and the increase in cholesterol due to not taking Lipitor, or were the changes due to alterations in my lifestyle? I contacted the administrator and explained the changes.. I wanted to know if I was taking Lipitor or the placebo during the study. I was again told they could not tell me, as they claimed they did not know.

I do not want to start taking Lipitor if I wasn't taking it during the study. How can I make an informed decision about my health care if I do not know all of the facts?

On August 15, I wrote Henry A McKinnel, the Chairman and Chief Executive Officer of Pfizer. I explained my problem and asked for his assistance in finding out if I was taking Lipitor or the placebo. I expected a lame excuse that Pfizer contracts the testing with independent firms so Pfizer does not have access to such information. To my surprise, I have not heard anything from Mr. McKinnel or anyone else at Pfizer.

Whereas, Pfizer uses thousands of human beings as guinea pigs, I request that procedures be established to provide needed and necessary information to study participants when their participation is terminated. This must be on a timely basis. I further request that Pfizer work with the FDA and all other drug manufacturers and study administrators to insure that this is a universal policy.

TD Waterhouse

TD Waterhouse Investor Services, Inc.
100 Wall Street
New York, NY 10005-3701
tdwaterhouse.com
Member NYSE/SIPC

ACCOUNT STATEMENT

ACCOUNT NO.	LAST STATEMENT	PERIOD ENDING
[redacted]	08/29/2003	09/30/2003

BILL EGLESTON
IRA
TD WATERHOUSE BANK CUSTODIAN
509 BRENTWOOD RD
MARSHALLTOWN IA 50158-3727

BRANCH INFORMATION

801 GRAND AVENUE
SUITE 240
DES MOINES, IA 50309

CUSTOMER SERVICE: (800) 934-4448

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PORTFOLIO VALUE SUMMARY

ASSET ALLOCATION

September 30, 2003


MM FUND
STOCKS

	THIS PERIOD	%	LAST PERIOD	%
MONEY MARKET ACCT - FDIC				
MONEY MARKET FUND	[redacted]	8.8	$[redacted]	8.9
STOCKS	[redacted]	91.2	[redacted]	91.1
FIXED INCOME				
OPTIONS				
MUTUAL FUNDS				
UNIT INVESTMENT TRUSTS				
TOTAL PORTFOLIO VALUE	[redacted]	100.0	[redacted]	100.0

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PORTFOLIO POSITIONS LONG

ACCT	QUANTITY	DESCRIPTION	SYMBOL	MARKET PRICE	MARKET VALUE	PORT PCT	DIV OR INT %	EST. ANNUAL INCOME
		CASH & CASH EQUIVALENTS						
CASH	[redacted]	CMF MONEY MARKET PORTFOLIO	CMFMZ	1.000	[redacted]	8.8	0.40	48
		STOCKS						
CASH	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
CASH	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
CASH	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
CASH	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
CASH	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
CASH	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
CASH	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
CASH	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
CASH	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
CASH	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
CASH	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
CASH	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
CASH	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
		NEW						
CASH	66	PARTHUSCEVA INC	PCVA	8.590	566.94	0.4		
CASH	2,434.9779	PFIZER INC	PFE	30.380	73,974.63	54.0	0.60	1,461
CASH	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
CASH	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

EXHIBIT B

PROPONENT'S LETTER TO PFIZER

ATTN KATHLEEN ULRICH
FAX 212-573-1853

August 15, 2003

Bill Egleston
509 Brentwood Rd
Marshalltown, IA 50158
Tel: 641-752-4579
Email: bill@billegleston.com

COPY

Henry A McKinnell, Ph D
Chairman and Chief Executive Officer
Pfizer, Inc
235 E 42nd St
NY. NY 10017

Dear Sir,

I have a problem with Pfizer and hope you can direct my letter to the proper department.

I do own 2400 shares of Pfizer in street name. A portion of my brokerage statement is attached to verify this.

I was a participant in the Lipitor study regarding diabetes.

The original portion ended in 2002, but I signed on for 18 more months, meaning my participation was to end in August 2003. On February 25, 2003 I had a check up and was told my participation was no longer needed. I can only guess they had 5 years of my medical history and did not want to invest in another 6 months. I asked if I had been taking a placebo or Lipitor----but was told the study results were not tabulated and would not be released until later in 2003. The blood test results from the study were always blinded as they related to lipids, but through other tests, I knew my cholesterol was less than 130. (124 on 10-9-2002)

The study Doctor gave me a prescription for Advicor in Feb 2003.

Before I started the Advicor, I noticed my insulin requirements were decreasing. Prior to Feb I was taking about 40 units of Insulin per day. In March, I was taking about 30 units, and now I am taking about 20 units per day. I still have not started the Advicor.

My latest blood test showed Cholesterol of 168.

My problem is that I can not make an informed decision about my future Medical treatment without knowing if I was taking a placebo or Lipitor. I contacted the study group in July, and they refused to tell me.

I am not asking for all the detailed blood test results now---I can wait for these as I do have independent test results.

ATTN: KATHLEEN ULRICH
FAX 212-573-1853

I do want to know if I was on Lipitor or a placebo. Releasing this information to me at this time has absolutely no adverse effects on the study.

Please direct my letter to the appropriate person who can release this information to me immediately.

Sincerely yours,

COPY

Bill Egleston

PS: My situation might be unique, but I would suggest that the people designing the "trials" consider the possibility that it would be advisable to tell all study participants if they were taking a placebo or study medicine when the study quits giving out medicine—not months or years later when all the study results are tabulated, analyzed, etc.

CC: Lisa Borg, %Lipid Clinic
Iowa Heart Center, PC
411 Laurel Suite 3250
Des Moines, IA 50314

EXHIBIT C

PFIZER'S CORRESPONDENCE WITH PROPONENT

Pfizer Inc
235 E. 42nd Street
New York, NY 10017
Tel 1 212 733 1154 Fax 1 212 309 4462
Email gary.palmer@pfizer.com

Pfizer

Gary A Palmer MD MBA
Vice President
U.S. Medical Group

November 26, 2003

Mr. Bill Egleston
509 Brentwood Rd.
Marshalltown, IA 50158

Re: Letter to Henry A. McKinnell dated August 15, 2003

Dear Mr. Egleston:

The concerns you outlined in your letter to Dr. McKinnell have been brought to my attention.

First, allow me to personally thank you for agreeing to participate in our clinical trial program. We understand that, as a participant in a long-term clinical trial such as ASPEN, it can sometimes be frustrating to be randomly blinded to the treatment received. It is only natural to be curious as to whether you were given the drug being tested or a placebo, and given the details of your personal medical history, it is understandable that you have an interest in knowing the facts about your participation. Unfortunately, we cannot give you those facts at the present time, and I will do my best to explain why.

All Pfizer-sponsored clinical trials are conducted in strict accordance with applicable Federal (Food and Drug Administration) and international (International Conference on Harmonization) regulations and guidelines, as well as established Pfizer Standard Operating Procedures and Policies. This is a double-blind, controlled study whereby all parties involved remain blinded to treatment information during the conduct of the study. We are, therefore, bound to keep all information gathered in the clinical trial completely sealed until all data has been collected and the study results have been evaluated.

"Unblinding" (allowing a patient or the participating physician to have access to a particular treatment) is permitted only in cases of medical emergency, and we understand that the study physician handling your case has determined that your case does not qualify as a medical emergency.

We are working hard to complete the task of compiling the information provided by patients like you. It is our goal that these efforts will render results late next year. At that time the study physician will be able to give you all the information you seek. In the meantime, we can only suggest that you follow the advice of your personal physician with regard to your health concerns, accepting treatment that is appropriate based on current knowledge of your laboratory results.

We regret that our reply may be less than satisfactory to you right now, but we remain grateful for your participation in ASPEN, and thank you for your patience and understanding as we work to understand the information provided by the thousands of patients who contributed to this important clinical trial.

Sincerely,

Gary A Palmer
Vice President
Cardiovascular/Metabolic
& Sexual Health

RECEIVED
2004 JAN -6 PM 2:59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 2, 2004

Bill Egleston
509 Brentwood Rd
Marshalltown, IA 50158

tel 641-752-4579
fax 641-752-4570
email bill@billegleston.com

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St, NW
Washington, DC 20549

Re: Pfizer letter Dec 17, 2003
Shareholder Proposal of Bill Egleston
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

I would hope I have the opportunity to state my feelings about the letter you received from Pfizer. My comments will not be as long, but I do want to make a few general statements before I try to answer the specific Pfizer comments.

When I sent my proposal to Pfizer, I felt there were several possible courses of action Pfizer could take:

Acceptance: Pfizer could have said the proposal was a very valid concern and encouraged stockholder approval . Remember, I am only asking that Pfizer take steps to change current regulations so that participants in their studies are given timely information about their medical history.

Concern: Pfizer could have examined the facts I submitted (possibly insulin usage increases when Lipitor is taken) and referred this to the medical staff for evaluation of this possible side effect

Action: Pfizer could have taken a stronger stance in helping me to discover if I was taking Lipitor or a placebo. More about this later when I comment about the Pfizer letter.

Denial: Pfizer could have taken the action to fight my proposal with all the weight of their legal staff. Obviously, this is the option Pfizer chose.

The Pfizer letter states pursuant to Rule 14a-8(j) that you require 6 copies. I am enclosing 6 copies of my letter. I am assuming you have the Pfizer letter in hand so I am not duplicating it.

Now, I would like to offer my comments on the Pfizer letter. Notice I did not use the term "rebuttal". I really am trying to obtain a solution that helps everyone.

ANALYSIS

I. The proposal may be excluded ------- because it deals with a personal grievance against the company.

No, I do not have a personal grievance against Pfizer. Quite the opposite, I like the company or why would I maintain an investment in Pfizer. Yes, I did include personal information in the proposal, but I felt that it was necessary to illustrate the need for change. I honestly don't like making this information available to the millions of Pfizer shareholders. Will I personally benefit if the shareholders approve the Proposal? No, it will take years to change the regulations. Future participants in studies will benefit. Yes, that is what I want to accomplish.

II. The proposal may be excluded ----- because it deals with product research, development, and testing, which are matters relating to the company's ordinary business operation.

Wow, what a catch-all category. Obviously, if I feel something should be changed I am dealing with "ordinary business operations". (please excuse the sarcasm).

III. The proposal may be excluded ------ because the company has already substantially implemented procedures for providing information to study participant in accordance with medical guidelines.

What? February 25, 2003 to maybe sometime in late 2004? I guess this is "substantially implemented"?

Pfizer points out that "The study Physician handling the Proponent's case determined that the Proponent did not qualify to learn what medication he received under the established procedures". As stated in the Pfizer letter to Mr. Egleston, the participating physician did not declare a "medical emergency" so I was not entitled to the medical history I requested. Obviously, there is a procedure for unsealing the medical information in a timely manner----but what is a "medical emergency"? I can certainly justify in my mind that I have a medical emergency, although the attending physician knew I was not having a heart attack, so in his mind I was not having a medical emergency. A quarterback with a broken finger on his passing hand would have a difficult time passing----but a lineman with a broken arm could play with a protective cast. A cut finger might not change the performance of a jockey, but could stop the performance of a pianist. What is a "medical emergency" ? If the attending physician had concurred I had a medical emergency, the requested information would have been given to me on a timely basis and this whole "Proposal" would never have happened.

IV. The proposal may be excluded ----- because claims that study participants are unable to discover medically necessary information are materially false and misleading and impugn the integrity of the company.

Please let me separate this into two parts. "claims that study participants are unable to discover medically necessary information are materially false and misleading" I could not find out the information I wanted. How is my proposal "false and misleading".

The second part would be "the proposal impugns the integrity of the company". No, that certainly was not my intent. Remember, I sent a letter to Pfizer on August 15th. and had not received a reply by November 10th. There was very little time left to submit a shareholder proposal. Pfizer did verbally tell me they had logged in my letter of August 15th and forwarded it to the Medical Department. In researching my proposal, they could not locate the letter. Exhibit "B" is a copy I sent by fax on November 17th. I might still not have an answer if I had not submitted the proposal.

In re-reading my proposal, I do admit that there is frustration and sarcasm. There is probably frustration and sarcasm in this letter. If Pfizer had endorsed my proposal, I could have deleted the paragraph about the August 15th letter, And "guinea pigs" was out of place. The importance of the change in procedures I would like to see made far out-weighs the verbiage I used in the proposal.

I look at statements 1 to 7 on pages 8 and 9 and do not recognize myself:--- "unsupported statement", "false and misleading", "factual support", "medically necessary", "erroneously implies", "impugns the reputation", etc. What a villain I must be.

CONCLUSION

I certainly feel my proposal has merit. I would encourage Pfizer to re-evaluate their position and endorse the proposal. Wording changes can be made if this would help Pfizer accept the proposal.

Please let me know if I can be of further assistance.

Sincerely yours,

Bill Egleston

PS: The study I participated in involved the medicine "Lipitor". This medicine had FDA approval for lowering cholesterol levels. The study was to determine if giving the medicine to diabetics would be beneficial in the long run as a preventative step to future complications. At the conclusion of the study, any physician could have prescribed this medicine. I point this out to illustrate that the typical study involves "experimental" drugs that are not available for prescription pending the lengthy FDA approval process.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 17, 2003

The proposal requests that procedures be established to provide needed and necessary information to study participants on a timely basis when their participation is terminated and that Pfizer work with the FDA and all other drug manufacturers to insure that this policy is a universal policy.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations (i.e., product research, development, and testing). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Pfizer relies.

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor